Exhibit 11

Statements Re: Computation of Per Share Earnings

	Three months ended June 30,		Six months ended June 30,
(Dollars in millions except share data)	2010	2009	2010	2009
Numerator:
Net income (loss)—basic and diluted	$27	$(19)	$95	$17

Denominator:
Weighted-average common shares outstanding	162,824,857	162,556,327	162,849,794	162,521,046
Effect of stock based awards	459,156	-	443,541	217,035
Adjusted weighted-average shares	163,284,013	162,556,327	163,293,335	162,738,081

Earnings (loss) per share:
Basic	$0.17	$(0.12)	$0.59	$0.10
Diluted	0.17	(0.12)	0.58	0.10

Number of anti-dilutive stock based awards	9,689,589	10,085,598	9,758,457	10,085,598
Exercise price of anti-dilutive stock based awards	$26.58-45.26	$25.08-45.26	$26.58-45.26	$25.08-45.26

Certain stock-based compensation awards were not included in the computation of diluted earnings per share for the three- and six-month periods ended June 30, 2010 and 2009, since inclusion of these awards would have anti-dilutive effects.

Due to the net loss in the second quarter of 2009, the assumed exercise of certain stock options were excluded from the computation of diluted loss per share.